Exhibit 7.1

Abbey National Treasury Services plc

Computation of Ratio of Earnings to Fixed Charges(1)

	Year ended December 31
	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m

Profit before tax	138	163	332	268	609

Fixed charges: interest expense (B)(2)	2,483	2,798	3,731	3,156	2,642

Earnings before taxes and fixed charges (A)	2,621	2,961	4,063	3,424	3,251

Ratio of earnings to fixed charges (A/B)	106	106	109	108	123

Notes:

(1)	Abbey National Treasury Services plc has no retail deposits
(2)	Includes the amortisation of discounts and premiums on debt securities in issue.